FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 5, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	(for past years)	Form 40-F	X	(commencing in calendar year 1997)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIOMIRA INC. ANNOUNCES 3rd QUARTER RESULTS
SIGNATURES
Exhibit Index
Certification of the Company's CEO
Certification of the Company's CFO

News Release
For Immediate Release

BIOMIRA INC. ANNOUNCES 3rd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — November 01, 2002 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the nine months ended September 30, 2002. Results are reported in Canadian dollars with a September 30, 2002 rate of $1.00 Canadian equaling $0.63 U.S.

Financial results for the nine months ended September 30, 2002 reflect a consolidated net loss from operations of $22.8 million or $0.50 per share compared to $30.0 million or $0.59 per share, for the same period in 2001. The decreased loss in 2002 is due to a $10.0 million reduction in gross research and development expenditures offset by $2.1 million in lower investment and other income and $1.4 million in market development costs.

Contract research and development revenue for the nine months ended September 30, 2002, totaling $3.0 million compared to $2.7 million for the same period in 2001, represents research and development funding received from Merck KGaA of Darmstadt, Germany related to Biomira’s lead programs involving THERATOPE® and  BLP25 vaccines. Licensing revenues from collaborative arrangements of $0.79 million compared to $0.44 million for the same period in 2001 represent the amortization of upfront payments received from Merck KGaA upon commencement of the Biomira/Merck KGaA collaboration.

Research and development expenditures for the nine months ended September 30, 2002 totaled $20.7 million compared to $30.6 million for the same period in 2001. The decrease in research and development expenditures is attributable to the winding down of the THERATOPE® vaccine Phase III trial and the suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) programs. Market and business development expenditures of $1.4 million result from both the development of Biomira’s internal marketing capabilities and with pre-launch activities related to the potential worldwide commercialization of THERATOPE® vaccine.

Biomira’s financial reserves include $49.7 million in cash and short-term investments as at September 30, 2002. During the third quarter, the Company made interest and principal repayments of $4.3 million under the terms of its convertible debenture agreement. To date, the convertible debenture repayments have been entirely in cash. The Company drew down $1.4 million under its existing equity line agreement in the third quarter in order to partially offset the cash required for the convertible debenture repayments. Approximately 2.9 million shares are potentially available for issuance under the terms of the equity line agreement.

-more-

Discussion of Operations

THERATOPE® Vaccine: On September 19, 2002, Biomira announced the results of the interim analysis for its Phase III metastatic breast cancer trial of THERATOPE® vaccine. In designing the Phase III clinical trial, an interim analysis was built into the statistical analysis plan for an early look at the data. This might have given the Company an opportunity to get this product candidate to women with metastatic breast cancer earlier than planned if the data showed statistical significance at a pre-determined level. Very high statistical hurdles were set for the interim analysis in two independent study endpoints, time to disease progression and survival. After reviewing the data from the interim analysis, the recommendation of the Data Safety Monitoring Board (DSMB) was that the Company should continue the trial to the final analysis, as the rigorous level of statistical significance set for the two study endpoints had not been reached. The final analysis is expected to commence in the first half of 2003.

“At the interim analysis the statistical hurdles were much higher than for the final analysis of the full survival data,” said Alex McPherson, MD, PhD, President and CEO. “It may have been simply too early to capture statistically significant survival differences, given the data available for review at this interim analysis. The statistical significance required at the final survival analysis will be more than three-fold easier to achieve, requiring a p-value equal to or less than approximately 0.03, while still showing statistical significance. The study was designed and powered to show the strongest survival data at the final analysis.”

Dr. McPherson continued, “Safety is always the number one concern of a Data Safety Monitoring Board. If there are any indications that patients in a study are not getting any clinical benefit or that they are being disadvantaged, the DSMB could stop a trial prematurely. In our case, the DSMB not only recommended that we continue the Phase III clinical trial, but also had no concerns about us continuing other trials in our present program and initiating new trials under our current development plan. In our opinion, this was a very positive comment.”

The announcement of the DSMB recommendation was followed by a downturn in Biomira’s share price. This downturn, together with the general weakness of stock prices in the general market and the biotech sector, makes potential financing opportunities extremely expensive and dilutive. Therefore, a strategic decision was made, supported by the Board, to focus corporate resources on Biomira’s two late stage product candidates closest to commercialization, thereby maximizing resource allocation.

A cost-reduction plan was initiated, which included a 30 per cent reduction in headcount and curtailment of expenditures in 2003 and 2004. Biomira will retain a U.S. presence as it maintains product development and oversight manufacturing activities. It will also continue to build a marketing organization, prior to the potential launch of THERATOPE® vaccine.

-more-

It is believed that the resulting strategy will keep the Company at the forefront of therapeutic cancer vaccine development, while ensuring the Company has adequate funding to proceed well past the final analysis, expected in the first half of 2003, for the Phase III metastatic breast cancer trial of THERATOPE® vaccine.

Biomira and its collaborator, Merck KGaA have commenced a Phase II THERATOPE® vaccine trial in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. A secondary objective is to determine the safety and tolerability of THERATOPE® vaccine when used in conjunction with aromatase inhibitors or fulvestrant. This trial is not designed to formally evaluate efficacy.

In early October 2002, a Phase II THERATOPE® vaccine pilot study in metastatic colorectal cancer patients was fully enrolled with 20 patients at the Cross Cancer Institute in Edmonton, Canada. Data should be available in the first half of 2003. In this trial, THERATOPE® vaccine is used in combination with first-line chemotherapy.

BLP25 LiposomalVaccine: Enrolment continues in a 166-patient randomized and controlled study utilizing BLP25 Liposomal vaccine in patients with metastatic non-small cell lung cancer (NSCLC). Patients are being enrolled in both Canada and the United Kingdom. The trial endpoints are safety, survival and quality of life. The trial is expected to complete enrolment by the end of 2002. A DSMB review of safety data from the first 100 patients was recently announced, with the recommendation to continue the trial without modification.

BLP25 Liposomal vaccine is also being tested in a Phase II pilot study in patients with prostate cancer. The purpose of the trial is to determine whether BLP25 Liposomal vaccine can affect the serum marker prostate specific antigen (PSA). The study will follow patients to see if PSA levels, usually indicative of growing cancer, can be reduced or stabilized.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are the Cancer Vaccine People™.

Table to Follow

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	September 30, 2002	December 31, 2001

	(Unaudited)	(Audited)

ASSETS

Current

Cash and cash equivalents	$7,979	$22,789

Short-term investments	41,691	62,343

Accounts receivable	1,220	1,386

Prepaid expenses	468	469

	51,358	86,987

Capital assets (net)	1,742	2,202

	$53,100	$89,189

LIABILITIES

Current

Accounts payable and accrued liabilities	$9,348	$13,999

Accrued interest on convertible debentures	42	245

Current portion of deferred revenue	1,053	1,053

Current portion of capital lease obligation	181	233

	10,624	15,530

Deferred revenue	7,988	8,778

Capital lease obligation	154	263

Class A preference shares	30	30

	18,796	24,601

SHAREHOLDERS’ EQUITY

Share capital	327,755	323,597

Convertible debentures	14,338	22,206

Contributed surplus	8,901	8,901

Deficit	(316,690)	(290,116)

	34,304	64,588

	$53,100	$89,189

Common Shares Issued and Outstanding	53,378,049	52,376,536

-more-

Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

REVENUE

Contract research and development	$1,077	$991	$3,016	$2,733

Licensing revenue from collaborative agreements	264	263	790	439

Licensing, royalties and other revenue	39	243	222	858

	1,380	1,497	4,028	4,030

EXPENSES

Research and development	6,978	8,336	20,671	30,626

General and administrative	1,630	1,683	5,483	5,894

Marketing and business development	312	—	1,378	—

Amortization of capital assets	227	347	727	934

	9,147	10,366	28,259	37,454

OPERATING LOSS	(7,767)	(8,869)	(24,231)	(33,424)

Investment and other income	389	1,799	1,523	3,599

Interest expense	(11)	(5)	(36)	(24)

LOSS BEFORE INCOME TAXES	(7,389)	(7,075)	(22,744)	(29,849)

Income tax provision	(19)	(27)	(65)	(148)

NET LOSS	$(7,408)	$(7,102)	$(22,809)	$(29,997)

BASIC AND DILUTED LOSS PER SHARE	$(0.16)	$(0.14)	$(0.50)	$(0.59)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,817	51,213	52,817	51,213

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(308,156)	$(274,087)	$(290,116)	$(251,192)

Net loss for the period	(7,408)	(7,102)	(22,809)	(29,997)

Accretion of convertible debentures	(1,031)	—	(3,259)	—

Interest and carrying charges on debentures	(95)	—	(506)	—

DEFICIT, END OF PERIOD	$(316,690)	$(281,189)	$(316,690)	$(281,189)

-more-

Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING

Net loss	$(7,408)	$(7,102)	$(22,809)	$(29,997)

Add items not affecting cash:

Amortization of capital assets	227	347	727	934

Unrealized foreign exchange gain included in

cash and cash equivalents	(166)	(799)	(20)	(399)

Net change in non-cash balances from operations	(244)	696	(5,275)	11,051

	(7,591)	(6,858)	(27,377)	(18,411)

INVESTING

Decrease/(Increase) in short-term investments	5,213	(19,668)	20,652	(6,620)

Purchase of capital assets	(142)	(283)	(266)	(533)

	5,071	(19,951)	20,386	(7,153)

FINANCING

Proceeds on issue of common shares, net of issue costs	1,433	389	4,158	28,844

Proceeds/(Financing costs) of convertible debentures	—	13,259	(24)	13,259

Principal repayment of convertible debentures	(4,118)	—	(11,063)	—

Interest on convertible debentures	(153)	—	(748)	—

Repayment of capital lease obligation	(50)	(47)	(162)	(141)

	(2,888)	13,601	(7,839)	41,962

Effect of exchange rate fluctuations on cash and cash equivalents	166	799	20	399

(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(5,242)	(12,409)	(14,810)	16,797

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,221	38,787	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,979	$26,378	$7,979	$26,378

-more-

Biomira Company Contacts:

Edward Taylor Vice President Finance & Chief Financial Officer	Jane Tulloch Director Investor Relations (780) 490-2812

Media Contact: Bill Wickson Manager, Public Relations & Special Assistant (780) 490-2818

If you are receiving duplicate news releases or would like to be added or removed from Biomira’s distribution lists, please contact the Investor Relations department at: 1-877-234-0444 (277) / ir@biomira.com / Fax: 780-450-4772

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses, efficacy, safety and clinical benefit of products, risks that the regulatory agencies will not accept a filing based upon significance in one study and one study endpoint, timing of regulatory clearances, timing of product launches in different markets, market acceptance of products, adequacy of financing and reserves on hand, and the achievement of contract milestones. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a complete account of our official corporate documents filed in the United States and Canada, you are encouraged to review documents filed with the securities regulators.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: November 5, 2002	By: /s/ Edward A. Taylor Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the November 1, 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the November 1, 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002